United States
Securities and Exchange Commission
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

ANADIGICS, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-25662	22-2582106
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

141 Mount Bethel Road, Warren, New Jersey	07059
(Address of principal executive offices)	(Zip Code)

Terrence Gallagher (908) 668-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of ANADIGICS, Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended for the reporting period from January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available on the Company’s website at: www.anadigics.com/investors/sec_filings.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02	– Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ANADIGICS, Inc.

By:	/s/ Terrence Gallagher	Date: June 2, 2014
Terrence Gallagher
Vice President and Chief Financial Officer